                      [Letterhead of Greenberg Traurig LLP]

Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

                                                                 August 22, 2008

VIA EDGAR AND BY FACSIMILE

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:    Mr. Russell Mancuso
              Mr. Tom Jones

              Re:   Metalink Ltd.
                    Amendment No. 3 to Registration Statement on Form F-3
                    Filed August 4, 2008
                    FILE NO. 333-152119

Dear Messrs. Mancuso and Jones:

     On behalf of Metlink Ltd. (the "Company"), I am writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities
and Exchange Commission (the "Commission") that were contained in your letter dated August 22, 2008 (the "Comment Letter") regarding Amendment No. 2 to the
Registration Statement on Form F-3 of the Company, filed on August 19, 2008 (the
"Registration Statement").

     As Tom Jones and I have discussed, the Company will file with the
Commission via EDGAR Amendment No. 3 to the Registration Statement ("Amendment
No. 3") with the attached changes if they are acceptable to resolve the comments in the Comment Letter. For the Staff's convenience, I have attached proposed marked changes to Amendment No. 2. These changes reflect responses to the
Staff's comments.

     Please contact the undersigned with any comments or questions regarding these proposed changes.

                                                           Sincerely,

                                                           /s/ Gerald L. Baxter
                                                           --------------------
                                                           Gerald L. Baxter

cc: Ido Zemach, Adv. (Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.)